Exhibit 99.1

                        Report of Independent Accountants

To the Members of
prospectdigital, LLC
(a development stage company)
Petaluma, California:

In our opinion, the accompanying statement of financial position and the related statements of operations, of members' equity, and of cash flows present fairly, in all material respects, the financial position of prospectdigital, LLC (a development stage company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
October 2, 2002
prospectdigital, LLC (a development stage company)
Statement of Financial Position


                                                                  December 31,           December 31,
                                                                      2001                   2000
                                                                  -----------            -----------
                                                                                         (Unaudited)
Assets
   Cash and cash equivalents                                      $     8,388            $   411,358
   Prepaid expenses                                                     3,210                  7,500
                                                                  -----------            -----------
     Total current assets                                              11,598                418,858


   Fixed assets, net                                                  715,196                932,791
   Intangible assets, net                                             225,000                360,000
                                                                  -----------            -----------
     Total non current assets                                         940,196              1,292,791

                                                                  -----------            -----------
     Total assets                                                 $   951,794            $ 1,711,649
                                                                  ===========            ===========

Liabilities and members' equity
   Accounts payable and accrued liabilities                       $    58,104            $    94,402
   Accounts payable and accrued liabilities to related parties        441,259                 96,922
   Loans payable to related party                                   1,458,157
                                                                  -----------            -----------
     Total current liabilities                                      1,957,520                191,324


   Loans payable to related party                                                          1,100,000
                                                                  -----------            -----------
  Total liabilities                                                 1,957,520              1,291,324


Members' equity
   Contributed capital                                              1,207,500              1,207,500
   Deficit accumulated during development stage                    (2,213,226)              (787,175)
                                                                  -----------            -----------
     Total members' equity                                         (1,005,726)               420,325

                                                                  -----------            -----------
     Total liabilities and members' equity                        $   951,794            $ 1,711,649
                                                                  ===========            ===========

See notes to financial statements.

prospectdigital, LLC (a development stage company)
Statement of Operations


                                                        For the year ended      From inception         From inception
                                                           December 31,        (May 5, 2000) to       (May 5, 2000) to
                                                               2001            December 31, 2000      December 31, 2001
                                                        ------------------     -----------------      -----------------
                                                                                   (Unaudited)            (Unaudited)
Revenue                                                     $    10,407                                   $    10,407

Expenses
   Selling, general and administrative                        1,133,433             $ 705,111               1,838,544
   Depreciation and amortization                                213,116                41,924                 255,040
                                                            -----------             ---------             -----------
     Total expenses                                           1,346,549               747,035               2,093,584


                                                            -----------             ---------             -----------
Operating loss                                               (1,336,142)             (747,035)             (2,083,177)
                                                            -----------             ---------             -----------

Other income (loss)
   Other income                                                   5,428                13,782                  19,210
   Interest expense on loans from related party                  95,337                53,922                 149,259
                                                            -----------             ---------             -----------
     Total other income (loss), net                             (89,909)              (40,140)               (130,049)

                                                            -----------             ---------             -----------
Net loss                                                    $(1,426,051)            $(787,175)            $(2,213,226)
                                                            ===========             =========             ===========

See notes to financial statements.

prospectdigital, LLC (a development stage company)
Statement of Members' Equity


                                                                  Deficit accumulated
                                               Contributed         during development
                                                 capital                  stage                   Total
                                               -----------             -----------             -----------
Balance at inception - May 5, 2000             $        --                                     $        --
Members' cash contributions, May 2000              407,500                                         407,500
Members' non-cash contributions, May 2000          800,000                                         800,000
   Net loss                                             --            $  (787,175)               (787,175)
                                               -----------             -----------             -----------
Balance December 31, 2000 (Unaudited)            1,207,500                (787,175)                420,325


   Net loss                                                             (1,426,051)             (1,426,051)

                                               -----------             -----------             -----------
Balance December 31, 2001                      $ 1,207,500             $(2,213,226)            $(1,005,726)
                                               ===========             ===========             ===========

See notes to financial statements.

prospectdigital, LLC (a development stage company)
Statement of Cash Flows

                                                                   For the year ended    From inception         From inception
                                                                      December 31,      (May 5, 2000) to       (May 5, 2000) to
                                                                          2001          December 31, 2000      December 31, 2001
                                                                   ------------------   -----------------      -----------------
                                                                                           (Unaudited)             (Unaudited)
Cash flows from operating activities:
   Net loss                                                           $(1,426,051)          $  (787,175)          $(2,213,226)


   Adjustments to reconcile net loss to net cash
   used by operating activities:
   Depreciation and amortization                                          213,116                41,924               255,040
   Loss on impairment of fixed assets and intangible assets               377,000                                     377,000
   Prepaid expenses                                                         4,290                (7,500)               (3,210)
   Accounts payable and accrued liabilities                               308,039               191,324               499,363


                                                                      -----------           -----------           -----------
     Net cash used by operating activities                               (523,606)             (561,427)           (1,085,033)
                                                                      -----------           -----------           -----------

Cash flows used by investing activities:
   Acquisition of fixed assets                                            (67,146)              (31,513)              (98,659)
   Website development costs                                             (170,375)             (503,202)             (673,577)

                                                                      -----------           -----------           -----------
   Net cash used by investing activities                                 (237,521)             (534,715)             (772,236)
                                                                      -----------           -----------           -----------

Cash flows from financing activities:
   Proceeds from loans from related party                                 358,157             1,100,000             1,458,157
   Capital contributions                                                                        407,500               407,500

                                                                      -----------           -----------           -----------
   Net cash provided by financing activities                              358,157             1,507,500             1,865,657
                                                                      -----------           -----------           -----------

   Net increase (decrease) in cash and cash equivalents                  (402,970)              411,358                 8,388

   Cash and cash equivalents, beginning of period                         411,358

                                                                      -----------           -----------           -----------
   Cash and cash equivalents, end of period                           $     8,388           $   411,358           $     8,388
                                                                      ===========           ===========           ===========

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                              prospectdigital, LLC
                       (Unaudited as to 2000 information)

1. Organization and Summary of Significant Accounting Policies

a. Organization

     Prospectdigital, LLC (the "Company") organized in May 2000, provides an on-line marketing service to brokers selling annuities and life insurance throughout the United States. To date the Company has had nominal revenue and used its capital to develop software to support its business and incur operating expenses.

     The Company is owned by three members who each own a 33 1/3% equity interest, Imagent Online, LLC, JMB ("Celerit") and FIG. The partners contributed the following consideration; Imagent Online, LLC, $402,500 in cash; Celerit, future software services valued at $400,000 and $2,500 cash; FIG, intellectual property valued at $400,000 and $2,500 cash. The value of the Celerit and FIG capital contributions was determined by an independent valuation.


The operating activities of the Company are directed by a management committee, this committee has five members. Imagent Online, LLC, can appoint three committee members, FIG and Celerit can each appoint one committee member. Four committee members must approve a decision; however, three committee members can cause the Company to cease any activity. In August 2001, Celerit declared bankruptcy and as a result the Company reorganized the management committee and rescinded Celerit's voting rights.


The Company is in its planning stages for its eventual day to day business and has generated nominal revenues from its planned operations. Accordingly, the Company is defined as a development stage company in accordance with Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. The Company began operations on May 5, 2000. As the Company has incurred losses to date, Regan Holding Corp., Imagent Online, LLC's parent company, has committed to provide sufficient funding for the Company to remain a going concern at least through October 31, 2003.

b. Basis of Presentation

     The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

c. Revenue Recognition

     Revenue is recognized when persuasive evidence of a contract exists, subscription services provided are complete, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Subscription services are provided on a month-to-month basis. Up-front fees are amortized over the expected customer life.

d. Cash and Cash Equivalents

     Cash and cash equivalents include marketable securities with an original maturity of ninety days or less at the date of purchase.

e. Fixed Assets

     Fixed assets are stated at cost, less accumulated depreciation and amortization. The Company capitalizes consulting fees and salaries and benefits for employees who are directly associated with the development of the website. Upon project completion, these costs are amortized over the estimated useful life of the website on the straight-line basis.

     Depreciation and amortization are computed using the straight-line method over the estimated useful life of each type of asset, as follows:

Website development costs                             5 Years
Property and equipment                                5 Years

f. Intangible Assets

     The intangible assets result from one of the member's initial capital contribution and are being amortized on the straight-line basis over 5 years. Intangible assets were $225,000 and $360,000 as of December 31, 2001 and December 31, 2000 net of accumulated amortization of $80,000 in 2001, $40,000 in 2000 and in 2001, $55,000 of the impairment adjustment discussed below.

g.  Impairment of Long-Lived Assets

     The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the useful life is warranted. As a result of continuing to incur operating losses and nonpayment of the note payable to Imagent Online, LLC, in 2001 the Company recorded an impairment charge of $377,000 related to its website and intangible assets. The charge is included in selling, general and administrative services. The fair value of the intangible assets was based upon the price that Celerit and FIG sold their equity interests in the Company for in January 2002. The fair value of the website development costs was based on an analysis of replacement cost.

h. Fair value of financial instruments

     The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to their short maturities. The carrying value of loan payable approximates fair value due to the variable nature of the interest rates. The carrying value of the line of credit approximates fair value as it is due on demand.

i. Accounting pronouncements to be adopted subsequent to December 31, 2001

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Intangible Assets, which supercedes Accounting Principles Board ("APB") Opinion No. 17, Intangible Assets. SFAS 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. The provisions of SFAS 142 are applicable on January 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to SFAS
142. The Company's management has not yet determined the impact implementation of SFAS 142 will have on its results of operations or financial position.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. It retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company's management has not yet determined the impact implementation of SFAS 144 will have on its results of operations or financial position.

2. Fixed Assets

                                                  December 31,     December 31,
                                                     2001             2000
                                                   ---------        ---------
                                                                   (Unaudited)
Website development costs                          $ 751,577        $ 903,202

Property and equipment                                98,659           31,513
                                                   ---------        ---------
                                                     850,236          934,715
Accumulated depreciation and amortization           (135,040)          (1,924)
                                                   ---------        ---------
Total                                              $ 715,196        $ 932,791
                                                   =========        =========

3. Loans Payable to Related Party

     Imagent Online, LLC loaned $1.1 million to the Company in 2000. The Company's assets collateralize the loan. The loan bears interest equal to the prime rate. In 2001, Imagent Online, LLC extended a $400,000 line of credit to the Company. The line of credit bears interest at 8.0%. As of December 31, 2001 the Company had drawn $358,000 from the line of credit. Loan payments to Imagent Online, LLC were scheduled to begin on June 30, 2001; however, in accordance with the purchase transaction consummated in January 2002 (see note 6) the Company will begin repaying these loans when the Company becomes profitable. At December 31, 2001, the loan has been classified as a current liability because it is due on demand. Interest payable to Imagent Online, LLC, which is included in accounts payable and accrued liabilities to related parties on the balance sheet, was $149,000 and $54,000 at December 31, 2001 and 2000.

4. Certain Relationships and Related Transactions

     During part of 2001, Legacy Marketing Group, an affiliate of Imagent Online, LLC, provided customer and management services and office space. The monthly base fees for these services were $6,000 and $11,000. At the end of 2001, no payments had been made pursuant to this arrangement and the Company owed Legacy Marketing Group $132,000. As of December 31, 2001 and 2000 the Company owed Celerit $160,000 and $43,000 for consulting and other services provided by Celerit during 2001 and 2000. During 2001 and 2000 the Company paid $155,000 and $638,000 to Celerit for various consulting and other services. Most of the consulting services were capitalized as website development costs.

5. Commitments and Contingencies

     From time to time the Company may be involved in various claims and legal proceedings arising in the ordinary course of business. The Company is unaware of any such claims at this time.

6. Subsequent Events

     In January 2002, Imagent Online, LLC purchased the remaining 67% of the Company. The Company is now a wholly owned subsidiary of Imagent Online, LLC.